

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2017

William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
P.O. Box 25
Jackson Center, PA 16133

   Re: Premier Biomedical, Inc.
     Registration Statement on Form S-1
     Filed August 30, 2017
     File No. 333-220268

Dear Mr. Hartman:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Private Placement of Common Shares, Warrants and Convertible Notes, page 17

1. Please clarify the aggregate amount of convertible notes to be issued to Selling Shareholders. The disclosure in this section indicates that the aggregate amount to be issued is $300,000, but the calculation of the amount of conversion shares appears to assume the aggregate amount of convertible notes is $450,000.

2. Please revise your disclosure to include the terms of the convertible notes that will be issued in the Third Closing. Please also file a form of the convertible note as an exhibit to your registration statement.

Selling Shareholders, page 20

3.   We note the statement on page 20 that the table lists the beneficial ownership of the Selling Shareholders as of May 16, 2017. Please update this to the most recent practicable date.

General

4.   We note the fee table and prospectus cover page indicate that the prospectus relates to shares of common stock issuable upon conversion of convertible notes. However on page 18 you state that the registration statement also covers shares issuable upon exercise of Series A Warrants in addition to the convertible notes. In addition, on page 20 you indicate the common stock being offered includes outstanding shares previously issued and shares issuable upon the exercise of the Series A Warrants and Series B Warrants, while page 21 says that you are registering common stock issued in the First Closing and shares issuable upon exercise of the Warrants. We also note that the definition of "Registrable Securities" in the amended Securities Purchase Agreement and Registration Rights Agreement excludes shares issued in the First Closing. Please revise your filing throughout to clearly state the securities that you are registering for resale, including a clear description of the original transaction in which the selling shareholders received these securities. Please also have counsel revise the legal opinion accordingly.

5.   We note your disclosure on page 21 that the number of shares you are registering for resale represents approximately 20% of your outstanding common stock held by non-affiliates. However, it appears that the total number you are using for the outstanding stock held by non-affiliates does not fully account for the total held by officers and directors and the shares held by the selling shareholders. Please advise. In addition, given the size and nature of the offering, including certain characteristics of the convertible notes, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to fix the price at which the shares will be sold and identify the selling shareholders as underwriters. To the extent that you disagree with our assessment, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). For guidance, refer to Compliance & Disclosure Interpretations, Securities Act Rules, Question 612.09 and include discussion in your analysis of the terms of the convertible notes, including the fixed conversion price at a 60% discount to market price, the reduction in conversion price in the event you make subsequent equity issuances below the conversion price (as discussed in Section 5 of the convertible note), and your ability to service the convertible notes with cash at maturity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brian A. Lebrecht